VIA EDGAR AND OVERNIGHT MAIL

July 28, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Fund II

Form 10-K for the year ended December 31, 2004

Filed March 30, 2005

File No. 0-16518

Dear Mr. Gordon:

I am writing to inform you of our intention to respond, by August 31, 2005, to the comments provided to us by the Staff of the Commission in the letter dated July 28, 2005 related to the above-referenced filing.

Very truly yours,

/s/ Douglas P. Williams

Douglas P. Williams

Principal Financial Officer

of Wells Capital, Inc.

CC:	Mr. Leo F. Wells, President, Principal Executive Officer and Sole Director of Wells Capital, Inc.

Mr. Robert E. Bowers, Chief Financial Officer

Mr. Mark R. Kaspar, Ernst & Young LLP

Mr. Donald Kennicott, Holland & Knight, LLP

Mr. Eric McPhee, Securities and Exchange Commission